[Letterhead of Brookfield High Income Fund Inc.]

May 21, 2014

Amy Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield High Income Fund Inc. (the “Fund”)
Registration Statement on Form N-14 (the “Registration Statement”)

File Nos. 333-195128 and 811-08795

Dear Ms. Miller:

On April 8, 2014, the Fund filed its Registration Statement on Form N-14 relating to the proposed reorganization of each of Helios Advantage Income Fund, Inc., Helios High Income Fund, Inc., Helios Multi-Sector High Income Fund, Inc. and Helios Strategic Income Fund, Inc. into the Brookfield High Income Fund Inc.

Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on Thursday, May 22, 2014, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Rachael Schwartz of Paul Hastings LLP at (212) 318-6275, and that such effectiveness also be confirmed in writing.

Very truly yours,

Brookfield High Income Fund Inc.

By:	/s/ Brian F. Hurley
Name: Brian F. Hurley
Title: President